UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

A publicly held company
CNPJ nº 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL EVENT NOTICE

Fibria Celulose S.A. (BM&FBOVESPA: FIBR3) (“Fibria”), in compliance with the provisions of article 157, § 4, of Law nº 6.404 of December 15, 1976 (the “Brazilian Corporations Law”), and CVM Instruction 358 of January 3, 2002, and CVM Instruction 319 of December 3, 1999, notifies shareholders and the market in general that:

1.     Fibria owns all of the shares of Alícia Papéis S.A. (“Alícia”), its wholly owned subsidiary. In order to rationalize the activities of both companies, reduce costs and increase business synergy, Alícia will be merged into Fibria (the “Merger”).

2.     The merger proposal received the favorable opinion of Fibria’s Board of Executive Officers and its Fiscal Council, in meetings held on September 13, 2010, and will be submitted for approval by the Extraordinary Shareholders’ Meeting to be held at Fibria’s headquarters on September 30, 2010.

3.     The total estimated cost of the Merger will be R$90,000.00, including consultant fees, operating infrastructure, communications, and a variety of other expenses.

4.     The Merger will be recorded at Alícia’s book value of R$ 3,261,195,067.74, as assessed by expert evaluators BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES, a civil company established in the City of Vitória, at Av. Nossa Senhora da Penha, nº 520, Praia do Canto, registered with the Conselho Regional de Contabilidade do Estado do Espírito Santo under nº CRC 2ES000289/O-5, inscribed with the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda under nº 27.243.377/0001-28, with its corporate charter registered with the Cartório de Registro Civil das Pessoas Físicas e Jurídicas of Vitória, Espírito Santo on May 28, 1975 under nº 3.074, as last amended on September 22, 2009 under nº 43.295 Livro A 01, based on the Balance Sheet prepared on August 31, 2010.  Any changes in Alícia’s value verified after preparation of this Balance Sheet will not be included in the assessment and will be deemed to be the results of Fibria.  Alícia’s Balance Sheet does not include unbooked liabilities to be assumed by Fibria.

5.     In accordance with the opinion of the expert assessors, there is no actual or potential conflict or collusion of interests between Fibria’s and Alícia’s direct or indirect controller, nor with respect to minority shareholders, nor relative to the other company involved or its partners, nor with regard to the Merger.

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6.     Upon the Merger, Alícia will be extinguished and Fibria will succeed it in all its rights and duties. The Merger will not entail a capital increase at Fibria, since it owns all of Alícia’s shares.

7.     The Merger will not be submitted for approval by Brazilian or foreign regulatory or antitrust authorities.

8.     The following materials are available to shareholders at Fibria’s headquarters and on its website (www.fibria.com.br/Investidores), the CVM’s website (www.cvm.gov.br) and BM&FBovespa’s website (www.bmfbovespa.com.br): (i) the protocol and justification of the merger, (ii) the assessment report, (iii) the minutes of Fibria’s Board of Executive Officers and Fiscal Council, and (iv) information about the assessors, as required by article 21 of CVM Instruction 481 of December 17, 2009.

São Paulo, September 15, 2010.

FIBRIA CELULOSE S.A.
João Adalberto Elek Junior

Director of Investor Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 15, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO

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